TEAM EXCEL, INC.

CONSENT OF PERSON TO BE NAMED DIRECTOR

The undersigned hereby evidences his consent to being named as a director of Team Excel, Inc., a Virginia corporation (the "Corporation"), to serve from the effective date hereof, until resignation or removal, or until a successor shall be duly elected.

Effective: February 8, 2019

_____
Johnathan Mayo

_____
Date of Execution

SHAREHOLDERS AGREEMENT
OF
TEAM EXCEL, INC.

This shareholder agreement (this "Agreement") of Team Excel, Inc. (the "Corporation") is hereby adopted and entered into by the Corporation and the Shareholders, February 12, 2019.

WHEREAS the Corporation has been formed in Virginia on February 12, 2019, under and pursuant to the Virginia Stock Corporations Act, Title 13.1 of the Code of Virginia, Chapter 9, Article 22, as amended (the "Act");

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, covenants, and conditions herein contained, the receipt and sufficiency of which are hereby acknowledged, this Agreement supersedes any previous agreement relating to these matters, and the parties do hereby covenant and agree as follows:

ARTICLE I

DEFINITIONS

1.01 <u>Definitions</u>. Whenever used in this Agreement, the following terms shall have the meanings set forth below:

"<u>Affiliate</u>" means any person that, directly or indirectly, owns or Controls any other person on an aggregate basis, including all beneficial ownership and ownership or Control as a trustee, guardian or other fiduciary, or that is controlled by or is under common control with such other person.

"<u>Code</u>" means the Internal Revenue Code of 1986, as amended.

"<u>Control</u>" (including, with correlative meanings, the terms "<u>controlled by</u>," "<u>controlling</u>" and "<u>under common control with</u>"), as used with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through ownership of voting shares, by contract or otherwise.

"<u>Dissolution Event</u>" shall have the meaning set forth in Section 9.01 below.

"<u>Income</u>" and "<u>Loss</u>" means for each Corporation fiscal year an amount equal to the Corporation's taxable income or loss for such year, increased by income that is exempt from federal income tax, and reduced by expenditures described in the Regulations which may not be deducted nor added to the basis of property for federal income tax purposes, except that depreciation, gain and loss for an asset that has a book basis different from its tax basis shall be determined in accordance with the Regulations.

"Majority in Interest" means, with respect to all or any referenced group of Shareholders, a combination of any one of more Shareholders who, alone or in the aggregate, own more than fifty percent (50%) of the Shareholder Interests in the Corporation.

"Shareholder" means each person designated as a Shareholder of the Corporation in part Article III and on Exhibit A hereto.

"Shareholder Interest" shall mean a Shareholder's ownership interest expressed as a percentage in the Corporation's capital, profits and loss and the voting and other rights and obligations with respect thereto as set forth in this Agreement.

"Regulations" means the income tax regulations promulgated under the Code.

ARTICLE II

ORGANIZATION, OFFICES, PURPOSE, AND TERM

2.01   Formation and Organization. The Corporation will be operated as a Virginia stock Corporation on the terms of this Agreement.

2.02   Shareholders Agreement. The Shareholders and the Corporation hereby execute and deliver this Agreement for the purpose of governing and regulating the affairs of the Corporation and the conduct of its business in accordance with the provisions of the Act.

2.03   Name. The name of the Corporation is "Team Excel, Inc."

2.04   Offices. The principal office of the Corporation shall be located at such place as shall be determined by the Management. At the time of this Agreement, the principal office of the Corporation is 1717 East Cary Street, Richmond, Virginia.

2.05   Purpose.

(a)   The specific public benefit purpose of the Corporation is to leverage the influence of athletes and celebrities to improve student outcomes such as grades and attendance, and to inspire a culture of service through community volunteerism. The Corporation shall therefore create a material positive impact on society, taken as a whole, as assessed against a third party standard, from its business and operations. All shareholders shall be subject to and by their signatures to this agreement, acknowledge and adopt the public benefit purpose and related commitments of the Corporation in furtherance of such purpose.

(b)   The Corporation shall have all powers and limitations of a Public Benefit Corporation organized under Virginia law.

2.06   Term. The Corporation shall continue in existence until terminated as provided herein.

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ARTICLE III

SHAREHOLDERS

3.01   Shareholders, Guarantees.

(a)   The Shareholders are listed in Exhibit A hereto.

(b)   Each Shareholder has contributed to the Corporation. The resulting number of shares for each Shareholder, in Class A Common Voting Stock, is set forth on Exhibit A attached hereto.

(c)   A Shareholder shall have no obligation to make any additional capital contribution to the Corporation. A Shareholder shall not be entitled to interest on any capital contributions, or to a return of any capital contributions, except as specifically provided in this Agreement.

3.02   Liability of Shareholders. A Shareholder shall not be liable for the debts, liabilities, or obligations of the Corporation beyond the capital contributions the Shareholder has made or has agreed to make in writing. Except as otherwise expressly provided herein, a Shareholder shall not be required to contribute to the capital of, or to loan any funds to, the Corporation.

ARTICLE IV

FINANCIAL GUIDELINES, ALLOCATIONS AND DISTRIBUTIONS

4.01   The Corporation's products and offerings will be sold and priced in a manner that balances costs and profitability with the economic circumstances of our customers, partners, and end users.

4.02   Distributions and Dividends. After first giving effect to any required special allocations to which the Shareholders agree in writing, the Shareholders agree that any withdrawals or distributions of payment or dividends of the Corporation will be made upon Board approval and dividend/distribution amounts will be proportionate to each Shareholder's percentage of ownership interest.

4.03   Limitations on Distributions and Dividends. Distributions and dividends to the Shareholders are subject to any nondiscretionary restrictions or limitations imposed by the Act or under any loan agreements, other financing documents, other contracts or agreements to which the Corporation or its property may be subject, and reduction of the distributable cash or other property for any required Tax Distributions to be made.

4.04   Books of Account; Shareholder Inspection Rights.

(a)   The Management shall maintain, or otherwise cause the Corporation to maintain, books, records and accounts of all operations and expenditures of the Corporation, and shall determine all items of income, expense, Net Income, and Net Loss in accordance with the

method of accounting selected by the Management, consistently applied. All of the records and books of account of the Corporation, in whatever form maintained, shall be maintained at the principal office of the Corporation or another location designated by the Management and shall be open to the inspection and examination of the Shareholders or their representatives during reasonable business hours, upon two weeks' written notice. Such right of inspection and examination may be exercised through any agent or employee of a Shareholder designated by it or by an attorney or independent certified public accountant designated by such Shareholder. Such Shareholder shall bear all expenses incurred in any examination made on behalf of such Shareholder, and shall be bound to take all reasonable measures to safeguard the confidentiality of all information learned and any documentation received in connection with such Shareholder review, as well as all other financial, operational, strategic, and other non-public information of the Corporation.

(b)   All expenses in connection with the keeping of the books and records of the Corporation and the preparation of financial statements required to implement the provisions of this Agreement or otherwise needed for the conduct of the Corporation's business shall be borne by the Corporation as an ordinary expense of its business.

ARTICLE V

MANAGEMENT

5.01   Management.

(a)   The business and affairs of the Corporation shall be managed by the then-current Shareholders as officers of the Corporation (together, the "Management"). In addition to the powers and authorities expressly conferred by this Agreement upon the Management, the Management shall have full and complete authority, power, and discretion to manage and control the business of the Corporation, to make all decisions regarding those matters, and to perform any and all other acts or activities customary to or incident to the management of the Corporation's business, except only as to those acts and things as to which approval by the Shareholders is expressly required by the Articles, this Agreement, the Act, or other applicable law. At any time when there is more than one Manager, the act of the Management shall be the affirmative vote of the Manager or Managers holding the greater ownership interest, unless the approval of the Shareholders is required pursuant to this Agreement or the Act.

(b)   Notwithstanding the authority, power and discretion granted to the Management under Section 5.01(a) above to manage and control the business of the Corporation, the consent of the Shareholders must be obtained for certain actions, as follows.

(i)   Except as otherwise specifically provided elsewhere in this Agreement, the consent of a Majority in Interest of the Shareholders must be obtained to amend this Agreement or the Articles of Organization.

(ii)   The consent of a Majority in Interest of the Shareholders must be obtained to admit any new Person or Persons as a Shareholder of the Corporation (except as otherwise specifically provided in Article VIII below).

(iii)   The consent of a Majority in Interest of the Shareholders must be obtained to approve any sale, transfer, or other disposition of all or substantially all of the assets of the Corporation other than in the ordinary course of business prior to the Corporation's dissolution and winding up under the Act.

(iv)   The consent of a Majority in Interest of the Shareholders must be obtained to merge, consolidate or convert the Corporation with or into another Entity; provided, however, that approval shall also be required of such a transaction from each other Shareholder, if any, that will have personal liability for obligations of the surviving Entity after the merger, consolidation, or conversion that is greater than the liability to which the Shareholder was subject prior to such merger, consolidation, or conversion.

(c)   Any instrument regarding a matter approved by the Management and/or Shareholders, as appropriate, in accordance with this Section 5.01 may be executed and delivered on behalf of the Corporation by any Officer so long as it is within the scope of that officers' authority for the Corporation; no other signature shall be required for any such instrument to be valid, binding, and enforceable against the Corporation in accordance with its terms. All persons may rely thereon and shall be exonerated from any and all liability if they deal with a Manager on the basis of documents approved and executed on behalf of the Corporation by an Officer.

5.02   <u>Number and Selection</u>. The only required officers of the Corporation shall be President, and Vice President / Secretary. An officer shall serve as officer until its death, dissolution and liquidation, resignation, or removal as provided herein. Upon an officer's death, dissolution and liquidation, resignation or removal, a successor officer shall be elected upon the determination of a Majority in Interest of the Shareholders.

5.03   <u>Removal</u>. An officer may be removed with or without cause and replaced with the consent of a Majority in Interest of the Shareholders.

5.04   <u>Resignation</u>. Any officer of the Corporation may resign at any time by giving written notice to each Shareholder. The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of an officer who is also a Shareholder shall not affect the resigning officer's rights as a Shareholder under this Agreement.

5.05   <u>Inspection of Books and Records</u>. Any officer or Shareholder shall have the right to examine all books and records of the Corporation for a purpose reasonably related to such Person's position.


ARTICLE VI

ACTIONS OF THE SHAREHOLDERS


6.01   <u>Meetings and Actions of Shareholders</u>. There shall be no required meetings of the Shareholders, whether annually or otherwise. Any actions taken by the Shareholders, including

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the removal of an officer and the election of a successor officer, shall be in accordance with the affirmative vote or written consent of the Shareholder or Shareholders holding the requisite Shareholder Interest necessary to take such action. Unless action by Shareholders holding a different Shareholder Interest is specifically required in the Act or as otherwise required under this Agreement, all actions taken by the Shareholders shall be in accordance with the decision of Shareholder or Shareholders constituting a Majority in Interest of the Shareholders. A Shareholder's consent hereunder may be provided in electronic form and may be delivered by electronic mail or other electronic means. Any reasonable manifestation of a Shareholder's assent shall be considered such Shareholder's "written consent" for this purpose.

ARTICLE VII

**LIMITATION OF LIABILITY AND INDEMNIFICATION
OF OFFICERS AND SHAREHOLDERS**

7.01   <u>Limitation of Liability</u>. In any proceeding brought by or in the right of the Corporation or brought by or on behalf of the officer or the Shareholders, no officer or Shareholder will be liable to the Corporation or its Shareholders for any monetary damages with respect to any transaction, occurrence, course of conduct, or otherwise, except for liability resulting from the Manager's or such Shareholder's having engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities laws.

7.02   <u>Reimbursements; Indemnification</u>. Except as otherwise limited by applicable law, the Corporation shall indemnify each of the officer and the Shareholders (including advancing and reimbursing expenses) if the officer or such Shareholder is made a party to a proceeding, whether the officer or such Shareholder is serving the Corporation or, at its request, any other entity, to the extent the officer or such Shareholder conducted itself in a manner consistent with the Act, as may be amended from time to time.

ARTICLE VIII

TRANSFER OF SHAREHOLDER INTERESTS

8.01.   Restrictions on Transfers; Securities Law Compliance. No Shares may be Transferred, in whole or in part, unless (i) such Transfer is made in compliance with the terms of this Article, or (ii) compliance with the terms of this Article is waived by unanimous Shareholder consent. Any Transfer not in accordance with the terms of the immediately preceding sentence shall be void *ab initio* and without legal effect.

8.02.   Right of First Refusal; Transfers Generally.

a.   If any Shareholder receives a Bona Fide Offer to sell all or any portion of his Shares (the "Offered Interest") and desires to accept such Bona Fide Offer, such Shareholder or his duly authorized representative (hereinafter called "Seller") shall give written notice thereof (accompanied by a copy of the Bona Fide Offer) to the Corporation and to all other Shareholders of the Corporation (the "Remaining Shareholders"), which notice (hereinafter referred to as "Seller's Notice") shall set forth the following:

    i.   the identity of the person or business entity (hereinafter called "Purchaser") to whom the Offered Interest is proposed to be Transferred;

    ii.   the purchase price for the Offered Interest, the nature of the consideration to be paid and terms and schedule of payment therefor; and

    iii.   any other terms and conditions associated with the sale of the Offered Interest.

b.   Upon receipt of Seller's Notice, the Corporation shall have a period of 30 days following receipt of Seller's Notice within which to accept Seller's offer to sell the Offered Interest to the Corporation. If the Corporation elects to purchase the Offered Interest, written notice thereof shall be given to Seller on or before the last day of said 30 day period. Upon receipt of said notice, Seller shall be obligated to deliver to the Corporation the certificates or other instruments evidencing the Offered Interest, if any, properly endorsed for transfer, and the Corporation shall be obligated to accept the Offered Interest and pay the purchase price therefor. If the Corporation fails to exercise its right to purchase the Offered Interest, the Corporation shall be deemed to have waived its right to purchase the Offered Interest, and all rights of the Corporation to purchase such Offered Interest under Seller's Notice shall terminate. If the right of the Corporation to purchase the Offered Interest terminates, the Corporation shall provide prompt written notice of such termination (the "Termination Notice") to the Remaining Shareholders.

c.   Upon receipt of the Termination Notice, each Remaining Shareholder shall have a period of 30 days next following the date of mailing of the Termination Notice within which to accept Seller's offer to sell the Offered Interest. The Remaining Shareholders shall be entitled to purchase such portion of the Offered Interest as they may among themselves agree, or, if they shall not agree, each of the Remaining Shareholders shall have the right to purchase that portion of the Offered Interest equal to the fraction, the numerator of which shall be the number of

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Shares of such Remaining Shareholder and the denominator of which shall be the total Shares of all Remaining Shareholders exercising the right of purchase; provided, however, that the Shareholders exercising the right of purchase shall be required to purchase all of the Offered Interest. If a Remaining Shareholder elects to purchase the Offered Interest, written notice thereof shall be given to Seller on or before the last day of said 30-day period. Upon receipt of such notice, Seller shall be obligated to deliver to the Remaining Shareholder or Shareholders the certificates or other instruments evidencing the Offered Interest, if any, properly endorsed for transfer, and the Remaining Shareholders who have exercised the above purchase rights shall be obligated to purchase the applicable portion of the Offered Interest and pay the purchase price therefor. The Remaining Shareholders failing to exercise their right to purchase the Offered Interest shall be deemed to have waived their right to purchase the Offered Interest, and all rights of those Remaining Shareholders to purchase such Offered Interest under such Seller's Notice shall terminate.

d. If the forms of consideration (other than cash or cash-equivalents) offered by the Purchaser are such that the Corporation or the Shareholders, as the case may be, cannot, despite reasonable efforts, furnish the same form of consideration, then the Corporation or the Shareholders, as the case may be, may purchase the Offered Interest for substitute consideration in a cash amount determined by an independent valuation of such consideration performed by a qualified appraiser selected by the Shareholders. The running of all time periods provided herein shall be tolled until such appraisal is completed and delivered to the Corporation.

e. If the Offered Interest is not purchased by the Corporation or the Remaining Shareholders, but subject to the terms of Section 8.04 and Section 8.05 below, if applicable, Seller may make a bona fide Transfer or encumbrance to the Purchaser named in Seller's Notice on the terms and conditions set forth therein. If Seller fails to make such Transfer or encumbrance within 30 days following the expiration of the Remaining Shareholders' purchase rights, such Shares shall become again subject to all the restrictions of this Agreement.

f. The closing of any purchase by the Corporation or a Shareholder pursuant to this Article shall take place at the principal office of the Corporation.

g. Any Transfer of Shares, other than a Transfer that is expressly permitted by this Agreement, shall be effective only to give the Transferee the right to receive the share of allocations and distributions to which the transferor would otherwise be entitled. Any Transferee (other than pursuant to a Transfer that is expressly permitted by this Agreement) shall not have the right to become a substituted Shareholder without the written consent of all remaining Shareholders, which approval may be granted or denied in the exercise of the sole and absolute discretion of the Shareholders, and in any event only if the Transferee agrees to be bound by all of the terms and conditions of this Agreement as then in effect. Unless and until a Transferee (other than pursuant to a Transfer that is expressly permitted by this Agreement) is admitted as a substituted Shareholder, the Transferee shall have no right to exercise any of the powers, rights, and privileges of a Shareholder hereunder. A Shareholder who has assigned all of his Shares shall cease to be a Shareholder and thereafter shall have no further powers, rights, and privileges as a Shareholder hereunder, but shall, unless otherwise relieved of such obligations by agreement of the Shareholders or by operation of law, remain liable for all obligations and duties incurred as a Shareholder. A Transferee who becomes a substitute Shareholder is liable for any

obligations of his transferor to make or retain capital contributions as provided in this Agreement and by the Act; provided, however, such Transferee shall not be obligated for liabilities of his transferor unknown to him at the time he became a Shareholder.

h.   The Shareholders may charge a fee to the outside Purchaser cover the additional administrative expenses (including attorney's fees) incurred in connection with, or as a consequence of the Transfer of, any Shares.

i.   The Corporation, each Shareholder, and any other Person having business with the Corporation need deal only with Shareholders who are admitted as Shareholders or as substituted Shareholders of the Corporation, or with counsel designated by such Shareholders, and they shall not be required to deal with any other Person by reason of assignment by a Shareholder or by reason of the death of a Shareholder, except as otherwise provided in this Agreement. In the absence of the substitution (as provided herein) of a Shareholder for an assigning or a deceased Shareholder, any payment to a Shareholder or to a Shareholder's executors or administrators shall release the Corporation, its officers and the Shareholders from all liability to any other Persons who may be interested in such payment by reason of an assignment by, or the death of, such Shareholder.

j.   No Person shall have a perfected lien or security interest in any Shares unless the creation of such security interest is in accordance with the provisions of this Agreement and the Corporation is notified of such security interest and provided a copy of all documentation with respect thereto, including financing statements, before execution and filing.

k.   Each Shareholder agrees not to Transfer any part of his Shares (or take or omit to take any action, filing, election, or other action which could result in a deemed Transfer) if such Transfer (either considered alone or in the aggregate with prior Transfers by other Shareholders) would result in the termination of the Corporation for federal income tax purposes and, in the sole discretion of the Shareholders, such termination would have a material adverse effect on the Corporation and the Remaining Shareholders. Such a Transfer is void ab initio and without legal effect.

8.03.   Dilution; New Shareholders

Any issuance of additional Shares in accordance with this Agreement will cause a pro rata reduction in each Shareholder's Share Percentage. No new Shareholders shall be entitled to any retroactive allocation of income, losses, or expense deductions the Corporation incurs.

8.04.   Participation Rights

Upon the receipt by one or more Shareholders (the "Transferring Shareholders") of a Bona Fide Offer from a Purchaser to purchase all or a portion of the Shares of the Transferring Shareholders that in the aggregate constitute at least 75% of all then-outstanding Shares, either in a single transaction or a series of related transactions, which offer the Transferring Shareholders desire to accept, and the Corporation shall not have exercised its right of first refusal pursuant to Section 8.02, and the Remaining Shareholders shall have not exercised the right of first refusal pursuant to Section 8.02(c), then (i) the Transferring Shareholders shall give written notice to the Remaining Shareholders within 15 days following the expiration of the Remaining Shareholders'

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purchase rights under Section 8.02(c), and (ii) each Remaining Shareholder may elect to include the Remaining Shareholder's Shares in the sale to the proposed Purchaser, at such price and upon such terms as shall be stated in Seller's Notice. To the extent a Remaining Shareholder exercises such right of participation in accordance with the terms and conditions set forth below, the Shares which the Transferring Shareholder may sell pursuant to the Seller's Notice shall be correspondingly reduced. The Remaining Shareholders electing to exercise their right of participation may sell all or any part of their Shares that is not in excess of the product obtained by multiplying (i) the aggregate number of Shares covered by the Seller's Notice by (ii) a fraction, the numerator of which is the number of Shares owned by the Remaining Shareholders, and the denominator of which is the total number of Shares at the time owned by all selling Shareholders. The Remaining Shareholders may make this election only by giving written notice to the Transferring Shareholders of such election to participate in the sale, stating in such notice the number of Shares desired to be sold. If a Remaining Shareholder has not given such notice within 15 days after its receipt of the notice provided by the Transferring Shareholders pursuant to this paragraph, such Shareholder shall be deemed to have chosen not to participate. The right of participation of the Remaining Shareholders and the Transferring Shareholder shall be subject to the following terms and conditions:

a.   The Remaining Shareholders exercising rights under this Section 8.04 of this Article (a "Participant") shall effect participation in the sale by delivering promptly to the Transferee(s) one or more certificates, if any such certificates exist, properly endorsed for Transfer, which represent the type and number of Shares which such Participant elects to sell, against tender of that portion of the sale proceeds to which such Participant is entitled by reason of its participation in such sale. To the extent that any Transferee prohibits such assignment or otherwise refuses to purchase Shares from a Participant exercising its rights of participation hereunder, the Transferring Shareholder shall not sell to such Transferee any Shares unless and until, simultaneously with such sale, the Transferring Shareholder shall purchase such Shares from such Participant. Each Participant shall also enter into the same form of agreement with the Transferee as is required to be entered into by the Transferring Shareholder; provided, that no Participant shall be required to make any representation, warranty or covenant other than a representation as to the Participant's power and authority or capacity to effect such sale and title to its Shares; and, provided, further, that all Shareholders required to indemnify or hold harmless the Transferee shall share such obligations on a pro rata basis based upon their respective ownership interests.

b.   The exercise or non-exercise of the rights of the Remaining Shareholders hereunder to participate in one or more sales of Shares as the case may be, made by the Transferring Shareholder shall not adversely affect their rights to participate in subsequent sales of Shares subject to this 8.04.

8.05.   Shareholder's Obligation to Participate in Sale

a.   If (i) a Transferring Shareholder desires to sell or in any manner to dispose of or otherwise Transfer either in a single transaction or a series of related transactions, a portion or all of his Shares to a Person that is not a family Shareholder, (ii) such Shares in the aggregate constitute at least sixty percent (60%) of all outstanding Shares as of the date of the Seller's Notice, and (iii) the Corporation and the Remaining Shareholders entitled to exercise such rights

have not exercised the right of first refusal in accordance with Section 8.02(a), Section 8.02(b), or Section 8.02(c), to purchase all of the Offered Interest, or the right of participation in accordance with Section 8.04 (to the extent applicable) for all of the Remaining Shareholders' Shares, the Transferring Shareholder may require by written demand that the Remaining Shareholders be obligated to sell all, but not less than all, of the Shares of the Corporation then held by the Remaining Shareholders at such price and upon such terms as shall be stated in the Seller's Notice.

b. If the Transferring Shareholder shall have required the Remaining Shareholders to sell their Shares pursuant to Section 8.05(a), the Remaining Shareholders will deliver the certificate(s) for their Shares duly endorsed for Transfer to the Transferee thereof against tender of the purchase price to be paid to the Remaining Shareholders in accordance with the Seller's Notice. The Remaining Shareholders also shall enter into the same form of agreement with the Transferee as is required to be entered into by the Transferring Shareholder; provided, that the Remaining Shareholders shall not be required to make any representation, warranty or covenant other than a representation as to their power and authority or capacity to effect such sale and title to their Shares; and, provided, further, that all Shareholders required to indemnify or hold harmless the Transferee shall share such obligations on a pro rata basis based upon their respective ownership interests.

c. In the event that any Remaining Shareholder fails to deliver such certificates, such Remaining Shareholder shall for all purposes be deemed no longer to be a Shareholder; provided, however, that the purchase price which would have been paid to such Remaining Shareholder under this Section 8.05 of this Article shall be deposited in a bank or with an escrow agent for delivery to such Remaining Shareholder at such time as such Remaining Shareholder shall deliver the certificates required hereunder or a lost stock affidavit satisfactory in form and substance to the Corporation.

8.06.   Death or Disability of a Shareholder

If a Shareholder dies or becomes Disabled (as defined in Section 8.06b below), the Corporation shall have the right, but not the obligation, to purchase all of such Shareholder's Shares from such Shareholder or his estate, personal representative, or attorney-in-fact at the price specified and upon the terms contained in Section 8.07(b). As used herein, the "Offer Date" shall mean, as appropriate, (i) the date of death of the Transferring Shareholder, or (ii) the date on which the Transferring Shareholder was determined to be Disabled. Notwithstanding anything to the contrary stated herein, effective as of the Offer Date, automatically and without any action by any Person or by the Corporation, all Shares held by the Transferring Shareholder shall become non-voting and the Transferring Shareholder shall be deemed to have resigned any officer, manager, or board position.

a. Within 60 days after the Offer Date, the Corporation shall provide written notice to the Transferring Shareholder of (i) the impending purchase by the Corporation pursuant to this Section 8.06a, and (ii) the terms of such purchase pursuant to Section 8.07, including without limitation setting the closing date for the purchase not more than 120 days after the Offer Date.

b. As used herein, a Shareholder shall be deemed to be "Disabled" if such Shareholder suffers any illness, injury, or other physical or mental incapacity that prevents him from adequately performing the duties associated with his duties as an Officer, employee of, or independent contractor or consultant to, the Corporation for an uninterrupted period of six (6) months. A panel consisting of (i) the regular attending physician of the subject Shareholder, (ii) a physician selected by a simple majority vote of the issued and outstanding Shares (exclusive of the Shares of the subject Shareholder), and (iii) a third physician selected by the first two panel-Shareholders shall determine whether the Shareholder is Disabled. The Shareholder, or his attorney-in-fact, guardian or personal representative, agrees to allow any of such physicians to conduct any physical or psychological examinations or test and to review any medical record of such Shareholder deemed necessary by them to make their determinations under this paragraph.

c. Upon the sale pursuant to this Section 8.06 and Section 8.07, the Corporation and Remaining Shareholders shall use reasonable efforts and take all steps reasonably necessary or prudent to obtain a release of the Transferring Shareholder from any personal guarantee made by the Transferring Shareholder of any debt, loan, contract, agreement, or obligation of the Corporation.

8.07. <u>Departing Shareholders Other Than Death, Disability, or Outside Offerors</u>

a. <u>Voluntary</u>. Any Shareholder voluntarily departing the Corporation shall have its buy-out interest calculated by multiplying that departing Shareholder's ownership percentage by forty percent (40%) of the Corporation's previous twelve-months' gross revenue (net of any costs and expenses advanced on behalf of Corporation clients), or by twenty percent (20%) of the Corporation's future twelve months' gross revenue, at the departing Shareholder's option, which option must be unambiguously exercised in writing within 30 days of notice to the other Shareholders of his departure. If such option is not timely and unambiguously exercised by the departing Shareholder, the option is forfeited, leaving the option to the Corporation. The buy-out amount shall be payable by the Corporation to the departed Shareholder in up to twelve (12) equal monthly amounts, starting with the last day of the first month after the execution and delivery of all documents reasonably necessary to effect the departed Shareholder's departure and transfer of ownership interests.

b. <u>Involuntary</u>. Any Shareholder or that Shareholder's heir or successor in interest shall be removable as a Shareholder and/or Manager upon the vote of all other Shareholders. In that event, the buy-out interest shall be calculated by multiplying the departing Shareholders' ownership percentage by half (50%) of the Corporation's previous twelve-months' gross revenue (net of any costs and expenses advanced on behalf of Corporation clients), or by one quarter (25%) of the Corporation's future twelve months' gross revenue, at the departing Shareholder's option, which option must be unambiguously exercised in writing within 30 days of notice to the departing Shareholder of the vote of the other Shareholders to remove the departing Shareholder. If such option is not timely and unambiguously exercised by the departing Shareholder, the option is forfeited, leaving the option to the Corporation. The buy-out amount shall be payable by the Corporation to the departed Shareholder in up to twelve (12) equal monthly amounts, starting with the last day of the first month after the execution and delivery of all documents reasonably necessary to effect the departed Shareholder's removal and transfer of ownership interests. As used in this Section Section 8.07(b) an "involuntary" departure shall include not

only a Shareholder removable on the vote of all other Shareholders, but also shall include a deceased Shareholder or a Disabled Shareholder, and such Shareholder's estate, personal representative, spouse, or attorney-in-fact, as applicable.


ARTICLE IX

DISSOLUTION AND TERMINATION


9.01   Dissolution Events. The Corporation shall be dissolved by the first to occur of the following events (a "Dissolution Event"):

(a)   Upon the written consent of a Majority in Interest of the Shareholders to dissolve the Corporation;

(b)   The entry of a decree of judicial dissolution; and

(c)   As otherwise required under the Act.

Notwithstanding any provision of the Act, the Corporation shall not dissolve prior to the occurrence of a Dissolution Event as set forth above.

Upon the dissolution of the Corporation, the business and affairs of the Corporation shall terminate and be wound up, and the assets of the Corporation shall be liquidated under this Article IX. Upon dissolution of the Corporation, the Management may cause any part or all of the assets of the Corporation to be sold in such manner as the Management shall determine in an effort to obtain the best prices for such assets; provided, however, that the Management may, in its discretion, distribute assets of the Corporation in kind to the Shareholders to the extent practicable.

9.02   Articles of Dissolution. Upon the occurrence of a Dissolution Event and the commencement of winding up of the Corporation, the Management (or such other person or persons as the Act may require or permit) shall file articles of termination or dissolution with the Virginia State Corporation Commission as may be required under the Act.

9.03   No Deficit Restoration Obligation. Notwithstanding anything to the contrary in this Agreement, upon a liquidation, if any Shareholder has a debt to the Corporation (after giving effect to all contributions, distributions, allocations, and other adjustments for all fiscal years, including the fiscal year in which the liquidation occurs), such Shareholder shall have no obligation to make any capital contribution to the Corporation, and the negative balance of such Shareholder's debt to the Corporation shall not be considered a debt owed by such Shareholder to the Corporation or to any other person for any purpose whatsoever.

9.04   Return of Capital Contributions Nonrecourse to Other Shareholders. Except as provided by law or as expressly provided in this Agreement, upon dissolution each Shareholder or other holder of Shareholder Interests shall look solely to the assets of the Corporation for the return of any capital contribution with respect to his, her, or its Shareholder Interests. If the Corporation's property remaining after the payment or discharge of the debts and liabilities of the

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Corporation is insufficient to return the capital contributions to one or more Shareholders or other holders of Shareholder Interests, such Shareholders or other holders of Shareholder Interests shall have no recourse against any other Shareholder or officer except as otherwise provided in Section 7.01.

ARTICLE X

**MISCELLANEOUS**

10.01   Amendment. This Agreement may be amended in whole or in part only upon the written consent of the Shareholders.

10.02   Severability. Each provision of this Agreement is intended to be severable. If any term or provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby, and the intent of this Agreement shall be enforced to the greatest extent permitted by law.

10.03   Virginia Law. This Agreement, and the interpretation hereof, shall be governed exclusively by its terms and by the laws of the Commonwealth of Virginia, without reference to its choice of law provisions, and specifically the Act.

10.04   Entire Agreement. This Agreement sets forth all of the promises, agreements, conditions and understandings between the parties respecting the subject matter hereof and supersedes all prior or contemporaneous negotiations, conversations, discussions, correspondence, memoranda and agreements between the parties concerning such subject matter.

10.05   Binding Agreement. Subject to the restrictions on transferability set forth in this Agreement, this Agreement shall inure to the benefit of and be binding upon the Shareholders and their legal representatives, successors, and assigns.

10.06   Counterparts; Delivery by Facsimile. This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document. All counterparts shall be construed together and shall constitute one Agreement.

10.07   Notice. Whenever, under the provisions of law, the Articles or this Agreement, notice is required hereunder to be given to any person, it shall not be construed to mean exclusively personal notice unless otherwise specifically provided, but such notice may be given in writing, by mail, with postage thereon prepaid, addressed to such person at other address communicated by such person to the Corporation pursuant to this Section 10.07 ("Address"). Any such notice shall be deemed to have been given at the time it is deposited in the United States mail. Notice to a person may also be given personally or by nationally-recognized courier service at such Address or by facsimile transmission or Internet e-mail sent to such person's fax number or e-mail address, as the case may be, as it appears on the records of the Corporation, and any such notice shall be deemed given upon the date shown on the confirmation or receipt for such delivery or transmission.

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Shareholders Agreement of Team Excel, Inc. as of the date first above written, and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

SHAREHOLDERS:

Johnathan Mayo
_____
Johnathan Mayo

ON BEHALF OF THE CORPORATION:

Johnathan Mayo
_____
Johnathan Mayo, CEO

EXHIBIT A
TO SHAREHOLDERS AGREEMENT OF
Team Excel, Inc.

List of Shareholders in Team Excel, Inc.
as of February 12, 2019

Class A Common Voting Stock
(100,000 total authorized shares, par value $0.001)

Shareholder	Shares	Percentage
Johnathan Mayo	80,000	100%
TOTAL	80,000	100%

TEAM EXCEL, INC.
SUBSCRIPTION FOR COMMON STOCK

The undersigned hereby subscribes for and agrees to take, in consideration in consideration of and as a complete replacement of membership equity interests, the receipt and sufficiency of which are acknowledged, 80,000 shares (the “Shares”) of Common Stock of Team Excel, Inc. (the “Corporation”), effective upon formation of the Corporation as a Virginia benefit corporation, as of February 8, 2019.

The undersigned acknowledges receipt of a copy of SEC Release No. 33-5226. The undersigned has examined it and fully understands his rights and obligations in respect of his holding the Shares. Further, the undersigned warrants and represents that he has knowledge and experience in financial and business matters, that he is capable of evaluating the merits and the risks related to the investment in the Corporation and that the subscriber is receiving the Shares for investment purposes only and with no view toward resale, exchange, distribution or other transfer whatsoever.

The undersigned also covenants and agrees that, in addition to complying with any other restrictions upon or agreements with respect to the transfer of the Shares that may hereafter exist from time to time among the stockholders of the Corporation and the Corporation, he will not sell, transfer, exchange or distribute any of the Shares in any manner or under any circumstances other than in full compliance with the Securities Act of 1933, as amended, any successor legislation thereto, the rules and regulations from time to time promulgated thereunder (collectively, the "Act") and applicable state securities laws and will not directly or indirectly participate in any such sale, transfer, exchange or distribution and will not directly or indirectly participate in the direct or indirect underwriting of any such sale, transfer, exchange or distribution of the Shares hereby purchased, except in accordance with the Act and such applicable securities laws. To the foregoing end, the undersigned agrees that he shall not permit any sale, transfer, exchange or distribution of any of the Shares unless (i) all such Shares being sold, transferred, exchanged or distributed have been registered pursuant to the Act and applicable state securities laws or (ii) the under-signed provides ten (10) days prior written notice to the Corporation of such proposed sale, transfer, exchange or distribution, and if so requested by the Corporation, the undersigned delivers to the Corporation an opinion of counsel in form and substance satisfactory to the Corporation and its counsel that the particular sale, transfer, exchange or distribution is exempt from such registration.

SUBSCRIBER:

Johnathan Mayo
____
Johnathan Mayo

TEAM EXCEL, INC.
A PUBLIC BENEFIT CORPORATION
BYLAWS
****

ARTICLE I
PUBLIC BENEFIT

1.1 Public Benefit Corporation. MadiDrop, PBC (the "Corporation") is a public benefit corporation. The specific public benefit purpose of the Corporation is to leverage the influence of athletes and celebrities to improve student outcomes such as grades and attendance, and to inspire a culture of service through community volunteerism. The Corporation shall therefore create a material positive impact on society, taken as a whole, as assessed against a third party standard, from its business and operations. All officers, directors, shareholders, and employees shall be obligated to serve the Corporation's public benefit purpose and related commitments of the Corporation in furtherance of such purpose.

1.2 Financial Guidelines. The Corporation's products and offerings will be sold and priced in a manner that balances costs and profitability with the economic circumstances of our customers, partners, and end users.

1.3 Employment Practices Guidelines. No employee of the Corporation will receive a salary greater than fifteen (15) times the Corporation's lowest paid employee within their common country of employment.

ARTICLE II
OFFICES

2.1 Registered Office. The registered office of the Corporation shall be in the County of Chesterfield, Virginia.

2.2 Other Offices. The Corporation may have its principal office and other offices at such places both within and outside the Commonwealth of Virginia as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE III
SHAREHOLDERS

3.1 Place of Meeting. Meetings of the shareholders shall be held at the principal office of the corporation or at such other place, within or outside the Commonwealth of Virginia, or by telephonic and/or video conference attendance as may be designated by the Board of Directors and set forth in the notice of the meeting. If by telephonic or video conference, the President or other presiding officer shall verify that each person participating remotely is a shareholder and each shareholder shall have reasonable opportunity to participate in the meeting and to vote on matters

submitted to the shareholders, including an opportunity to communicate, and to read or hear the proceedings of the meeting, substantially concurrently with such proceedings.

3.2   Annual Meeting. Annual meetings of shareholders, commencing with the year 2019, shall be held at such date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, and shareholders may participate remotely or by proxy. In the event the Board of Directors fails to so determine the place of the meeting, the annual meeting of shareholders shall be held at the principal office of the Corporation. At each annual meeting, the shareholders entitled to vote shall elect a Board of Directors or confirm the continuation in service of the existing directors, and may transact such other corporate business as may properly come before the meeting.

3.3   Special Meetings. Special meetings of the shareholders may be called by the Board of Directors, the Chairman of the Board of Directors, if any, the President, the Secretary or, if the corporation has thirty-five or fewer shareholders, if the holders of at least forty percent (40%) of all votes entitled to be cast on any issue proposed to be considered at the meeting sign, date, and deliver to the corporation's Secretary one or more written demands for such a meeting describing the purpose or purposes for which the meeting is to be held.

3.4   Notice of Meeting. The Corporation shall notify shareholders of the date, time and place of each annual and special shareholders' meeting. Such notice shall be given no less than ten (10) nor more than ninety (90) days before the meeting date except that notice of a shareholders' meeting to act on an amendment of the Articles of Incorporation, a plan of merger or share exchange, a proposed sale of all or substantially all of the assets of the corporation, otherwise than in the usual and regular course of business, or the dissolution of the corporation shall be given not less than twenty-five (25) nor more than ninety (90) days before the meeting date, which notice shall be accompanied by a copy of the proposed amendment, plan of merger, share exchange or dissolution or agreement pursuant to which the proposed sale will be effected. Unless the Act or the Articles of Incorporation require otherwise, the corporation is required to give notice only to shareholders entitled to vote at the meeting and notice of an annual meeting need not state the purpose or purposes for which the meeting is called. Notice of a special meeting shall state the purpose or purposes for which the meeting is called. If an annual or special meeting is adjourned to a different date, time or place, notice need not be given if the new date, time or place is announced at the meeting before adjournment.

3.5   Waiver of Notice. A shareholder may waive any notice required by the Virginia Stock Corporation Act (the "Act"), the Articles of Incorporation or these bylaws before, during, or after the date and time of the meeting that is the subject of such notice. The waiver shall be in writing, be signed by the shareholder entitled to the notice and be delivered to the Secretary of the Corporation for inclusion in the minutes or filing with the corporate records. A shareholder's attendance at a meeting or remote participation in that meeting: (1) waives objection to lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting; and (2) waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

3.6   Quorum. Any number of shareholders together holding at least a majority of the outstanding shares of capital stock entitled to vote with respect to the business to be transacted, who shall be present in person, by telephone conference or video conference, or represented by proxy at any meeting duly called, shall constitute a quorum for the transaction of business. If less than a quorum shall be in attendance at the time for which a meeting shall have been called, the meeting may be adjourned from time to time by a majority of the shareholders present or represented by proxy without notice other than by announcement at the meeting.

3.7   Voting. At any meeting of the shareholders each shareholder of a class entitled to vote on any matter coming before the meeting shall, as to such matter, have one vote, in person or by proxy, for each share of capital stock of such class standing in his or her name on the books of the Corporation on the date, not more than 70 days before such meeting, fixed by the Board of Directors as the record date for the purpose of determining shareholders entitled to vote. Every proxy shall be in writing, dated and signed by the shareholder entitled to vote or his or her duly authorized attorney-in-fact. No proxy shall be voted after 11 months from its date unless such proxy provides for a longer period.

3.8   Action without Meeting. Action required or permitted to be taken at a shareholders' meeting may be taken without a meeting and without action by the Board of Directors if the action is taken by all the shareholders entitled to vote on the action. The action shall be evidenced by one or more written consents describing the action taken, signed by all the shareholders entitled to vote on the action and delivered to the Secretary of the Corporation for inclusion in the minutes or filing with the corporate records. Any action taken by unanimous written consent shall be effective according to its terms when all consents are in possession of the Corporation. A shareholder may withdraw his consent only by delivering a written notice of withdrawal to the Corporation prior to the time that all consents are in the possession of the Corporation. Action taken under this Section is effective as of the date specified in the consent provided the consent states the date of execution by each shareholder. Such consent has the effect of a unanimous vote of shareholders and may be described as such in any document filed pursuant to the Act.

3.9   Shareholder List. The Secretary shall, at least ten days before each meeting of shareholders, prepare a complete alphabetically addressed list of the shareholders entitled to vote at the ensuing election with the number of shares held by each. Said list shall be open to the examination of any shareholder for the purpose germane to the meeting during ordinary business hours, for a period of at least ten days preceding the meeting. The list shall be either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting; or, if not specified, at the location where the meeting is to be held. The list shall be available for inspection at the meeting.

ARTICLE IV
DIRECTORS

4.1   Number and Election. The Board of Directors shall consist of a minimum of one (1) and a maximum of five (5) persons, and, except for the initial directors elected at the organizational meeting of the Corporation, shall be elected at each annual meeting of the

shareholders, unless the directors' terms are staggered, or at any special meeting of the shareholders called for such purpose. The initial Director of the Corporation shall be its founder, Johnathan Mayo. The number of directors may be increased or decreased from time to time by amendment to these bylaws, unless the Articles of Incorporation provide that a change in the number of directors shall be made only by amendment of the Articles of Incorporation. The shareholders may adopt a bylaw fixing the number of directors and may direct that such bylaws not be amended by the Board of Directors.

4.2   Term of Office. The term of the initial directors of the Corporation expire at the second annual shareholders' meeting, and may be renewed for additional two-year terms. The term of all other directors expire at the second annual shareholders' meeting following their election. A decrease in the number of directors does not shorten an incumbent director's term. The term of a director elected by the Board of Directors to fill a vacancy expires at the next shareholders' meeting at which directors are elected. Despite the expiration of a director's term, he or she continues to serve until his or her successor is elected and qualifies or until there is a decrease in the number of directors.

4.3   Resignation. A director may resign at any time by delivering written notice to the Board of Directors, the President, or the Secretary. A resignation is effective when the notice is delivered, unless the notice specifies a later effective date. If a resignation is made effective at a later date, the Board of Directors may fill the pending vacancy before the effective date, provided, however, the successor may not take office until the effective date.

4.4   Removal. The shareholders may remove one (1) or more directors with or without cause, unless the Articles of Incorporation provide that directors may be removed only with cause. Unless the Articles of Incorporation require a greater vote, a director may be removed if the number of votes cast to remove him or her constitutes a majority of the votes entitled to be cast at an election of directors. The shareholders may remove a director only at a meeting called for the purpose of removing him or her and the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the director.

4.5   Vacancy. Unless the Articles of Incorporation provide otherwise, if a vacancy occurs on the Board of Directors, the vacancy will be filled by the affirmative vote of the majority of the remaining directors, even if less than a quorum of the Board of Directors remains. A director elected to fill any vacancy shall hold office for the unexpired term of his or her predecessor and until his or her successor is elected and qualified.

4.6   Functions of the Board. The Board of Directors shall manage the business and affairs of the Corporation. The Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these bylaws directed or required to be exercised or done by the shareholders.

4.7   Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place, in or out of the Commonwealth of Virginia, as the Board of Directors may designate from time to time. A regular meeting of the Board of Directors shall be held immediately after the annual meeting of the shareholders. Special meetings may be called by the Board of

Directors, the President, or the Secretary by giving reasonable notice of the time and place thereof. Unless the Articles of Incorporation provide otherwise, the Board of Directors may permit any or all directors to participate in a regular or special meeting by, or conduct the meeting through the use of, any means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

4.8   Action Without Meeting. Unless the Articles of Incorporation provide otherwise, action required or permitted by the Act to be taken at a Board of Directors meeting may be taken without a meeting if the action is taken by all members of the Board of Directors. The action shall be evidenced by one or more written consents stating the action taken, signed by each director either before or after the action taken, reflecting the action taken, and included in the minutes or filed with the corporate records. Action taken under this Section is effective when the last director signs the consent unless the consent specifies a different effective date, in which event the action taken is effective as of the date specified therein, provided the consent states the date of execution by each director. A consent signed under this Section has the effect of a meeting vote and may be described as such in any document.

4.9   Notice of Meetings. Unless the Articles of Incorporation provide otherwise, regular meetings of the Board of Directors may be held without notice of the date, time, place or purpose of the meeting. Special meetings of the Board of Directors may be called by resolution of the Board of Directors or any director by giving reasonable notice of the time and place thereof. The notice need not describe the purpose of the special meeting.

4.10   Waiver of Notice. A director may waive any notice required by the Act, the Articles of Incorporation or these bylaws before or after the date and time stated in the notice, and such waiver shall be equivalent to such notice having been given. Except as otherwise provided herein, the waiver shall be in writing, signed by the director entitled to the notice and filed with the minutes or corporate records. A director's attendance at or participation in a meeting waives any required notice to him or her of the meeting unless the director at the beginning of the meeting or promptly upon his or her arrival objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

4.11   Quorum and Voting. Unless the Articles of Incorporation require a greater number for the transaction of all business or any particular business, a quorum of the Board of Directors consists of: (1) a majority of the fixed number of directors if the corporation has a fixed board size; or (2) a majority of the number of directors prescribed, or, if no number is prescribed, the number in office immediately before the meeting begins if the corporation has a variable range for the size of the board. If a quorum is present when a vote is taken, the affirmative vote of a majority of directors present is the act of the Board of Directors unless the Articles of Incorporation require the vote of a greater number. A director who is present at a meeting of the Board of Directors or a committee of the Board of Directors when corporate action is taken is deemed to have assented to the action taken unless: (1) he or she objects at the beginning of the meeting, or promptly upon his or her arrival, to holding it or transacting specified business at the meeting; or (2) he or she votes against, or abstains from, the action taken. Whenever the Act requires the Board of Directors

to recommend or approve any proposed corporate act, such recommendation or approval shall not be required if the proposed corporate act is adopted by the unanimous consent of shareholders.

4.12   General Standards of Conduct. A director shall discharge his or her duties as a director, including his or her duties as a member of a committee, in accordance with his or her good faith business judgment of the best interests of the Corporation. Unless he or she has knowledge or information concerning the matter in question that makes reliance unwarranted, a director is entitled to rely on information, reports or statements, including financial statements and other financial data, if prepared or presented by: (1) one or more officers or employees of the corporation whom the director believes, in good faith, to be reliable and competent in the matters presented; (2) legal counsel, public accountants, or other persons as to matters the director believes, in good faith, are within the person's professional or expert competence; or (3) a committee of the Board of Directors of which he or she is not a member if the director believes, in good faith, that the committee merits confidence.

4.13   Director Conflict of Interests. A conflict of interest transaction is a transaction with the corporation in which a director or the corporation has a direct or indirect personal interest. A conflict of interests transaction shall not be voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (1) the material facts of the transaction and the director's interest were disclosed or known to the Board of Directors or a committee of the Board of Directors and the Board of Directors or committee authorized, approved or ratified the transaction; (2) the material facts of the transaction and the director's interest were disclosed to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (3) the transaction was fair to the corporation.

4.14   Compensation. Directors shall not receive a stated salary for their services as a director, but directors may be paid a fixed sum and expenses for attendance at any regular or special meeting of the Board of Directors or any meeting of any committee. A director may serve or be employed by the corporation in any other capacity and receive compensation therefor.

4.15   Committees of Directors. The Board of Directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Such committee or committees shall have such powers as may be determined from time to time by resolution adopted by the Board of Directors subject to any statutory limitations. Meetings of each committee may be called by any member of the committee upon notice given to each member of the committee not later than the day before the day on which the meeting is to be held. Committee members may waive notice of any meeting. A majority of each committee shall constitute a quorum for transaction of business, and the act of a majority of those present at a meeting at which a quorum is present shall be the act of such committee. The Board of Directors may remove any member of any committee with or without cause, at any time. The Board of Director may fill any vacancy on any. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

ARTICLE V
OFFICERS

5.1   Officers. The officers of the corporation shall be a President and Secretary, each of whom shall be appointed by the Board of Directors at its regular meeting following the annual meeting of the shareholders. The Board of Directors may appoint such other officers and assistant officers and fill any vacancy at any regular or special meeting of the Board of Directors. A duly appointed officer may appoint one or more officers or assistant officers as may be authorized by these bylaws or the Board of Directors. The same individual may simultaneously hold more than one office. Each officer shall be appointed to hold office until the next succeeding regular meeting of the Board of Directors following the annual meeting of the shareholders, or for such longer or shorter terms as the Board of Directors may specify, and until his or her successor shall have been elected or such earlier time as he or she shall resign, die, or be removed. Each officer shall have the authority and perform the duties set forth in these bylaws or, to the extent consistent with these bylaws, the duties prescribed by the Board of Directors or by direction of an officer authorized by the Board of Directors to prescribe the duties of other officers.

5.2   President. The President shall preside at all meetings of the Board of Directors and shareholders; shall have power to call special meetings of the shareholders and directors for any purpose; may hire, appoint and discharge, subject to the approval of the Board of Directors, employees and agents of the Corporation and fix their compensation; may make and sign deeds, leases, contracts and agreements in the name and on behalf of the Corporation; shall have power to carry into effect all directions of the Board of Directors; and shall have general supervision of the business of the Corporation, except as may be limited by the Board of Directors, the Articles of Incorporation or these bylaws.

5.3   Vice President. There may be one or more Vice Presidents who shall exercise all of the functions of the President during the absence or incapacity of the latter and such other duties as the Board of Directors may assign from time to time.

5.4   Secretary. The Secretary shall be the ex-officio clerk of the Board of Directors, shall have the power to call special meetings of the shareholders and directors for any purpose and shall give, or cause to be given, notices of all meetings of shareholders and directors, and all other notices required by these bylaws or by law. The Secretary shall record the proceedings of the meetings of the shareholders and directors in a book kept for that purpose and shall keep the seal of the Corporation and attach it to all documents requiring such impression unless some other officer is designated to do so by the Board of Directors. The Secretary shall have responsibility for authenticating records of the Corporation and shall perform such other duties as the Board of Directors may assign from time to time.

5.5   Treasurer. There may be a Treasurer who shall keep or cause to be kept full and accurate books of account, render a financial statement showing all transactions of the Corporation and the financial condition of the corporation as may be required by the Board of Directors or the President and perform such other duties as the Board of Directors may assign from time to time.

5.6   Other Officers. There may be one or more Assistant Vice Presidents or Assistant Treasurers and other officers and assistant officers who shall perform such duties as the Board of Directors may assign from time to time.

5.7   Salaries. The Board of Directors shall fix the salaries of all officers and agents of the Corporation unless otherwise delegated to the President by the Board of Directors.

5.8   Resignation and Removal. An officer may resign at any time by delivering notice to the Corporation. A resignation is effective when the notice is delivered unless the notice specifies a later effective date. If a resignation is made effective at a later date and the Corporation accepts the future effective date, it may fill the pending vacancy before the effective date if the successor does not take office until the effective date. The Board of Directors may remove any officer at any time with or without cause and any officer or assistant officer, if appointed by another officer, may likewise be removed by such officer.

5.9   Loans. The Corporation shall make no loans to any officer unless, first approved by the shareholders holding at least two-thirds of the capital stock entitled to vote.

ARTICLE VI
OWNERSHIP RIGHTS AND TRANSFERS

6.1   Certificate of Stock. If any stock certificates are issued, then every holder of stock in the Corporation shall be entitled to have a certificate signed by, or in the name of the Corporation by, the President or a Vice-President and the Treasurer or an Assistant Treasurer, or the Secretary of the Corporation, certifying the number of shares owned by him or her in the Corporation. Any such stock shares shall be printed and delivered only to a registered shareholder and only upon written request from the shareholder. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof, and the qualifications, limitations, or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in the Act in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each shareholder who so requests a memorandum setting forth the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Where a certificate is countersigned (1) by a transfer agent other than the Corporation or its employee, or (2) by a registrar other than the Corporation or its employee, the signatures of such officers may be facsimiles. In case any officer who has signed or whose facsimile signature has been placed upon a certificate no longer holds that office before the certificate is issued, it may be issued by the Corporation with the same effect as if he or she still held that office at the date of issue.

6.2   Lost Certificates. The Board of Directors may direct new certificates of stock to be issued in the place of any certificate previously issued by the Corporation alleged to have been

8

lost or destroyed, and the Board of Directors may, in their discretion, and as a condition precedent to its issuance, require the owner of the loss or destroyed certificate or his or her legal representative to give the Corporation a bond, in such sum as they may direct, not exceeding double the value of the stock, to indemnify the Corporation from any claim that may be made against it on account of the alleged loss of any such new certificate and may prescribe such other terms and conditions as it deems expedient and may require other such indemnities as it deems adequate to protect the Corporation from any claim that may be made against it with respect to the certificate alleged to have been lost or destroyed.

6.3   <u>Transfer of Shares</u>. The shares of stock of the Corporation shall be transferable only upon its books by the holders duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer the old certificates, if any, shall be surrendered to the Corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other persons or transfer agent(s) as the Directors may designate, by whom they shall be canceled, and new certificates shall thereupon be issued. A record shall be made of each transfer and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer. The Corporation may have a first right of refusal to purchase any shares of stock being transferred for the purchase price agreed upon between buyer and holders of said shares of stock pursuant to a separate agreement to that effect which right shall be duly noted on the stock certificates, if any, and/or in the record book. The Corporation shall exercise its first right of refusal under any such agreement within thirty (30) business days from receipt of written notice from the holder of shares of stock to be transferred.

6.4   <u>Registered Shareholders</u>. The corporation shall be entitled to treat the holder of record of any share or shares of stock as the owner thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person. The corporation shall not be liable for registering any transfer of shares which are registered in the name of a fiduciary unless done with actual knowledge that the fiduciary is committing a breach of obligation as fiduciary in making the transfer, or unless done with actual knowledge of such facts that the corporation's action in registering the transfer amounts to bad faith.

6.5   <u>Shareholders Record Date</u>. In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or to hold liable for calls and assessments or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the day of such meeting. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. In such case only the shareholders who are shareholders of record on the record date so fixed shall be entitled to such notice of and to vote at such meeting and any adjournment

thereof, or to receive payment of such dividend, or to receive allotment of rights, or to exercise such rights as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after the record date fixed as aforesaid. The Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Virginia.

ARTICLE VII
RECORDS, STATEMENTS, AND REPORTS

7.1   Corporate Records. The Corporation shall keep as permanent records its Articles of Incorporation or restated Articles of Incorporation and all amendments thereto and bylaws or restated bylaws and all amendments thereto currently in effect, all written communications to shareholders generally, annual reports filed with the Virginia State Corporation Commission, minutes of all meetings of its shareholders and Board of Directors, a record of all actions taken by the shareholders or Board of Directors without a meeting and a record of all actions taken by a committee of the Board of Directors in place of the Board of Directors on behalf of the Corporation. The Corporation shall maintain appropriate accounting records. The Corporation or its agent shall maintain the names and business addresses of its officers and directors and a record of its shareholders, in alphabetical order showing the number of shares held by each. The Corporation shall maintain its records in written form or in another form capable of conversion into written form within a reasonable time.

7.2   Periodic Statements and Third-Party Certification. The Corporation is bound by, and shall abide by, the provisions of the Act, as that section may hereafter be amended, including its requirements of notices to shareholders to the effect that the Corporation is a public benefit corporation, and that the Corporation shall report to its shareholders no less than annually.

7.2   Inspection of Records by Shareholders. Subject to the requirements of the Act and subject to the terms of the Corporation's standard non-disclosure agreement with respect to non-public records, a shareholder of the Corporation or his or her agent or attorney is entitled to inspect and copy, during regular business hours at the Corporation's principal office, any of the primary records of the Corporation if he or she gives the corporation written notice of his or her demand at least five (5) business days before the date on which he or she wishes to inspect and copy.

7.3   Financial Statements for Shareholders. If requested in writing by any shareholder, the Corporation shall furnish the shareholder with the financial statements for the most recent fiscal year, which may be consolidated or combined statements of the Corporation and one or more of its subsidiaries, as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year and a statement of changes in shareholders' equity for the year unless that information appears elsewhere in the financial statements. If financial statements are prepared for the Corporation on the basis of generally accepted accounting principles, the annual financial statements must also be prepared on that basis. If the annual financial statements are reported upon by a public accountant, his or her report must accompany them. If the annual financial statements are not reported upon by a public accountant, the President or the person responsible for the Corporation's accounting records shall provide the shareholder with a statement

of the basis of accounting used in preparation of the annual financial statements and a description of any respects in which the statements were not prepared on a basis of accounting consistent with the statements prepared for the preceding year.


ARTICLE VIII
ACCOUNTS


8.1   Accounts. All checks, drafts, or other orders for the payment of money in excess of $10,000.00, and any notes or other evidences of indebtedness in excess of $10,000.00 issued in the name of the Corporation shall be signed by at least two officers or authorized agents of the Corporation, and in such manner as shall be determined from time to time by resolution of the Board of Directors.


ARTICLE IX
INDEMNIFICATION OF DIRECTORS AND OFFICERS


9.1   Indemnification of Directors and Officers. To the fullest extent permitted by the laws of the Commonwealth of Virginia, including future amendments of those laws, the Corporation shall indemnify and hold harmless each director and officer of the Corporation against any and all claims, liabilities, and expenses (including attorneys' fees, judgments, fines, and amounts paid in settlement) actually and reasonably incurred and arising from any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, to which any such person shall have become subject by reason of having held such a position or having allegedly taken or omitted to take any action in connection with any such position. However, the foregoing shall not apply to: (1) any breach of such person's duty of loyalty to the Corporation or its shareholders; (2) any act or omission by such person not in good faith or which involves intentional misconduct or where such person had reasonable cause to believe his conduct was unlawful; or (3) any transaction from which such person derived any improper personal benefit.

9.2   Determination of Entitlement of Director of Directors and Officers to Indemnification. The decision concerning whether a director or officer seeking indemnification has satisfied the provisions of the preceding subsection shall be made by (i) the Board of Directors by a majority vote of a quorum consisting of directors who are not parties to the action, suit, or proceeding giving rise to the claim for indemnity ("Disinterested Directors"), whether or not such majority constitutes a quorum; (ii) if there are no Disinterested Directors, or if the Disinterested Directors so direct, by independent legal counsel in a written opinion; or (iii) a vote of the shareholders.

9.3   Indemnities of Employees and Agents. The Board of Directors may, in such cases as in its complete discretion it deems appropriate, indemnify and hold harmless employees and agents of the Corporation, and persons who formerly held such positions against any or all claims and liabilities (including reasonable legal fees and other expenses incurred in connection with such claim or liabilities) to which any such person shall have become subject by reason of having held such a position or having allegedly taken or omitted to take any action in connection with such position.

11

ARTICLE X
EMERGENCY BYLAWS

10.1 <u>Validity and Operation</u>. The Emergency Bylaws provided in this Article shall be operative during any emergency, notwithstanding any different provision in the preceding Articles of these bylaws or in the Articles of Incorporation of the Corporation or in the Act (other than those provisions relating to emergency bylaws). An emergency exists if a quorum of the Corporation's Board of Directors cannot readily be assembled because of some catastrophic event. To the extent not inconsistent with these Emergency Bylaws, the Bylaws provided in the preceding Articles shall remain in effect during the emergency, and upon the termination of the emergency, the Emergency Bylaws shall cease to be operative unless and until another emergency shall occur. These Emergency Bylaws shall be subject to repeal or change by further action of the Board of Directors or by action of the shareholders, except that no such repeal or change shall modify the standard of conduct set forth herein for purposes of establishing the liability of an officer, Director, or employee for action or inaction occurring before the time of such repeal or change. Amendments to these Emergency Bylaws may be made from time to time as the Board of Directors or shareholders deem practical and necessary for the circumstances of the emergency.

10.2 <u>Meetings</u>. Any meeting of the Board of Directors under the Emergency Bylaws may be called by any officer of the Corporation or by any director. The notice of meeting shall specify the time and place of the meeting. To the extent feasible, notice shall be given in accord with the non-emergency bylaws above pertaining to special meetings, but notice may be given only to those directors as it may be feasible to reach at the time, by such means as may be feasible at the time, including publication or radio, and at a time less than 24 hours before the meeting if deemed necessary by the person giving notice.

10.3 <u>Quorum</u>. At any meeting of the Board of Directors, a quorum shall consist of a majority of the number of directors fixed by the non-emergency bylaws at the time of emergency. If the directors present at any particular meeting shall be fewer than the number required for a quorum, other persons present at the meeting and holding the positions referred to below shall be deemed directors for that particular meeting in such numbers as may be necessary to constitute a quorum, as determined by the following provisions and in the following order of priority: Vice Presidents not already serving as directors in the order of their seniority of first selection to such offices, or if two or more shall have been first selected to such offices on the same day, in the order of their seniority in age; all other officers of the Corporation in the order of their seniority of first selection to such offices, or if two or more shall have been first selected to such offices on the same day, in the order of their seniority in age; and any other persons that are designated on a list approved by the Board of Directors before the emergency, such persons to be taken in the order of priority and subject to conditions as may be provided in the resolution approving the list.

10.4 <u>Succession</u>. The Board of Directors, during as well as before any emergency, may provide, and from time to time modify, lines of succession in the event that, during an emergency, any or all officers or agents of the Corporation shall for any reason be rendered incapable of discharging their duties.

10.5   Principal Office. The Board of Directors, before as well as during any emergency, may, effective in an emergency, change the principal office or designate several alternative offices or authorize the officers to do so. No officer, Director, or employee shall be liable for action taken in good faith in accordance with these Emergency Bylaws.

ARTICLE XI
MISCELLANEOUS

11.1   Amendment. These bylaws may be altered, amended, restated, or repealed by the affirmative vote of a majority of shareholders holding a majority of the capital stock entitled to vote. The Board of Directors shall also have the power to alter, amend, restate, and repeal these bylaws. However, any such alternation, amendment, restatement, or repeal, may be changed or repealed by the affirmative vote of a majority of shareholders holding a majority of the capital stock entitled to vote.

11.2   General. Any matters not specifically covered by these bylaws shall be governed by the applicable provisions of the Act in force at the time.

11.3   Fiscal Year. The fiscal year shall be determined by resolution of the Board of Directors.

11.4   Gender and Number. Whenever used in these bylaws, the use of either gender shall include the other, and the use of the singular shall include the plural and vice versa.

The foregoing bylaws of Team Excel, Inc., a Public Benefit Corporation, have been approved and adopted pursuant to a consent of shareholders effective February 12, 2019.

_____
Johnathan Mayo, Chief Executive Officer

HELLOSIGN

Audit Trail

TITLE	Team Excel documents
FILE NAME	Team_Excel_...o_2019.docx and 3 others
DOCUMENT ID	bf4abd7d00555989b9a818de15451381fe822deb
STATUS	● Completed

Document History



SENT	**04/09/2019** 17:11:48 UTC	Sent for signature to Johnathan Mayo (jmayo44@me.com) from chris@threshold.cc IP: 100.7.72.175
VIEWED	**04/14/2019** 01:17:18 UTC	Viewed by Johnathan Mayo (jmayo44@me.com) IP: 100.7.70.203
SIGNED	**04/30/2019** 15:25:04 UTC	Signed by Johnathan Mayo (jmayo44@me.com) IP: 160.19.0.126
COMPLETED	**04/30/2019** 15:25:04 UTC	The document has been completed.





